Mail Stop 3561

September 5, 2007

Samuel J. Furrow
Chairman of the Board of Directors
Innovo Group Inc.
5901 South Eastern Avenue
Commerce, CA  90040

> **Re:     Innovo Group Inc.**
> **Proxy Statement on Schedule 14A**
> **File No. 0-18926**

Dear Mr. Furrow:

        We have completed our review of your Proxy Statement on Schedule 14A and have no further comments at this time.

                                        Sincerely,


                                        H. Christopher Owings
                                        Assistant Director


cc:     Erica McGrady Johnson, Esq.
        Akin Gump Strauss Hauer & Feld LLP
        (202) 955-7630